Filed by Comcast Corporation pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 and
Rule 14d-2 under the Securities Exchange Act of 1934

Subject Company: The Walt Disney Company
Commission File No. 001-11605

Date: February 11, 2004

     The following key events in Comcast history were posted to Comcast Corporation’s external website:

KEY EVENTS IN COMCAST HISTORY

1963	Company founded by Ralph J. Roberts, Daniel Aaron and Julian A. Brodsky with purchase of 1,200-subscriber cable system in Tupelo, MS.

1969	Company renamed Comcast Corporation from American Cable Systems and incorporated in Pennsylvania.

1972	First public stock offering, stock traded on the NASDAQ Stock Market.

1986	Comcast doubled in size to 1,200,000 cable customers with the purchase of 26% of
Group W Cable.

Comcast made a founding investment in QVC.

1988	Comcast purchased 50% of Storer Communications, Inc., raising the number of
Comcast subscribers to over 2 million and making Comcast the fifth largest cable operator.

Lawrence S. Smith joins Comcast with responsibility for finance and administration.

Comcast entered the cellular telecommunications field with the purchase of American
Cellular Network Corporation (AMCELL), whose New Jersey and Wilmington, DE, service territory covered a population of 2 million.

1990	Brian L. Roberts elected President of Comcast Corporation.

John R. Alchin joins Comcast with responsibility for Treasury and Investor Relations.

1992	Comcast combined its AMCELL properties with those of Metrophone, tripling the population area served to 7 million.

1994	Acquired Maclean Hunter's U.S. cable operations to add 550,000 customers and become the third largest cable operator with approximately 3.3 million customers.

1995	Comcast purchased a 57% stake in QVC and assumed management of the world's leading electronic retailer.

Announced the acquisition of E.W. Scripps cable systems, adding 800,000 subscribers and bringing Comcast's customer total to 4.3 million.

Brian L. Roberts named NCTA chairman.

1996	Comcast formed Comcast-Spectacor, a sports venture owning and operating the NHL
Philadelphia Flyers, the NBA Philadelphia 76ers, the First Union Spectrum and the First
Union Center.

Announced the formation of a regional sports channel, Comcast SportsNet.

More…

1997	Microsoft invested $1 billion in Comcast.

Comcast acquired a 40% controlling interest in E! Entertainment in a partnership with Disney.

1998	Comcast Cable announced the acquisition of Jones Intercable, Inc. for 1.1 million additional customers.

Stephen B. Burke joins Comcast as President of Comcast Cable.

Comcast announced the acquisition of 406,000 subscribers from Prime
Communications.

Comcast U.K. Cable Partners is sold to NTL, Inc.

1999	Comcast Cellular sold to SBC Communications of San Antonio, TX for $1.7 billion.

Comcast acquired Greater Philadelphia Cablevision, Inc., a subsidiary of Greater Media,
Inc., serving 79,000 cable customers in Philadelphia.

Comcast and MediaOne announced a $60 billion merger. When the merger agreement was terminated, Comcast received a $1.5 billion termination fee and announced an agreement to acquire 2 million AT&T subscribers.

Comcast Interactive Capital Group formed by Comcast veteran Julian A. Brodsky to make technology and Internet related investments.

2000	Comcast completed the acquisition of Lenfest Communications, Inc., adding approximately 1.3 million cable subscribers.

Comcast completed cable system swaps with Adelphia and AT&T, gaining Adelphia customers in Florida, Indiana, Michigan, New Jersey, New Mexico and Pennsylvania
and AT&T customers in Florida, Michigan, New Jersey, Pennsylvania, and Washington,
D.C.

2001	Comcast completed the acquisition of Home Team Sports and combined it with Comcast
SportsNet under a new division titled "Comcast Regional Sports Television."

Comcast completed the acquisition of select AT&T cable systems in six states adding
595,000 customers.

Comcast completed the acquisition of controlling interest in The Golf Channel.

Comcast completed the acquisition of Outdoor Life Network.

Comcast launched High-Definition Television service in the Philadelphia, Pa., area.

More…

2001	Comcast launched Video-On-Demand service.

Comcast completed the acquisition of 115,000 AT&T subscribers in Baltimore, MD.

Comcast and AT&T Broadband announced their agreement to merge.

2002	Comcast launched G4, a network dedicated to entertainment, news and information about video games and the interactive entertainment industry.

David L. Cohen joins Comcast as Executive Vice President.

MONEY Magazine ranks Comcast as the 5th best performing stock over the last 30 years.

Comcast is one of six S&P 500 Companies to receive highest ranking for voluntary disclosures in the Standard & Poor’s Transparency and Disclosure Study.

Comcast completes its $50.8 billion acquisition of AT&T Broadband, creating a company that serves 21 million video customers in 41 states, with 6.3 million digital video customers, 3.3 million high-speed data customers, and 1.3 million cable phone subscribers.

2003	Comcast sells its stake in QVC, Inc. for $7.9 billion to Liberty Media Corp.

Comcast and Radio One, Inc. form TV One, a new cable television network serving
African-American viewers.

Comcast named Operator of the Year by leading industry trade publication.

Comcast forms Comcast SportsNet Chicago with Chicago Blackhawks, Bulls, Cubs and
White Sox. The network is scheduled to launch October 1, 2004.

Comcast purchased Tribune’s remaining stake in the Golf Channel.

2004	Brian L. Roberts is named one of America’s Best CEOs by Institutional Investor magazine.

Note: the following notice is included to meet certain legal requirements:

FORWARD LOOKING STATEMENTS

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of those words and other comparable words. Comcast Corporation (“Comcast”) wishes to take advantage of the “safe harbor” provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and The Walt Disney Company (“Disney”) may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Comcast/Disney transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Comcast/Disney transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Comcast/Disney transaction; (5) the regulatory approvals required for the Comcast/Disney transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast or Disney services; (11) the ability to expand distribution; (12) changes in labor, programming, equipment and capital costs or availability; (13) the continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) international, political and military developments that may affect, among other things, travel and leisure businesses generally or Disney’s parks and resorts operations specifically, or result in increases in broadcasting costs or loss of advertising revenue; (16) adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at Disney’s parks and resorts; (17) general business and economic conditions; and (18) other risks described from time to time in Comcast’s periodic reports filed with the Securities and Exchange Commission (the “Commission”).

ADDITIONAL INFORMATION

     Any information concerning Disney contained in this filing has been taken from, or is based upon, publicly available information. Although Comcast does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, Comcast does not take any responsibility for the accuracy or completeness of such information. To date, Comcast has not had access to the books and records of Disney.

     Investors and security holders are urged to read the disclosure documents regarding the proposed Comcast/Disney transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by Comcast. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Comcast with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Comcast by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

      Comcast and certain of its directors and officers may be deemed to be “participants” in solicitations of proxies or consents from Comcast’s and Disney’s shareholders.  A detailed list of the names, titles and interests of these persons is contained in a filing made by Comcast with the Commission pursuant to Rule 425 on February 11, 2004.